Charles S. Kim

T: +1 858 550 6049

ckim@cooley.com

September 15, 2014

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey P. Riedler

Re:                             TRACON Pharmaceuticals, Inc.

Confidential Draft Registration Statement on Form S-1 (CIK No. 0001394319)

Revision No. 1

Dear Mr. Riedler:

Enclosed on behalf of our client, TRACON Pharmaceuticals, Inc. (the “Company”), is a revised confidential draft registration statement on Form S-1 (“Revision No. 1”).  Revision No. 1 updates the Company’s confidential draft registration statement on Form S-1 (the “Registration Statement”) originally submitted confidentially to the Securities and Exchange Commission (the “Commission”) on August 8, 2014.

The copy of Revision No. 1 that is enclosed with the paper copy of this letter is marked to show changes from the Registration Statement as originally submitted. Revision No. 1 is being submitted in response to comments received from the staff of the Commission (the “Staff”) by letter dated September 3, 2014 with respect to the Registration Statement (the “Comment Letter”). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of Revision No. 1.

General

1.                                      Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response: The Company acknowledges the Staff’s comment, has filed certain outstanding exhibits with Revision No. 1, and will file the remaining exhibits as soon as practicable.

2.                                      Prior to its use please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus. Please note that we may have comments regarding this material.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

September 15, 2014

Page Two

Response:  The Company respectfully advises the Staff that it does not currently intend to include any additional graphic, visual or photographic material in the printed prospectus other than the Company’s logo which currently appears on the front and back cover pages of the Registration Statement and the other graphics that are presently included in the Registration Statement. If, following the date of this letter, the Company determines to include additional graphic, visual or photographic material in the printed prospectus, it will provide proofs of such material to the Staff prior to its use.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that neither the Company nor anyone authorized to do so on the Company’s behalf has provided any written materials to potential investors in reliance on Section 5(d) of the Securities Act and no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the JOBS Act. If, following the date of this letter, any such materials are provided, published or distributed, the Company will supplementally provide such materials to the Commission.

4.                                      Comments to your application for confidential treatment will be delivered under separate cover.

Response:  The Company acknowledges the Staff’s guidance.

Cover Page, i

5.                                      We note your statement that you have not yet verified industry publications and third-party research, surveys and studies. Please revise your disclosure to remove this statement as it is inappropriate to directly or indirectly disclaim liability for information provided in your prospectus.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page i of Revision No. 1 as requested.

If we fail to attract and keep senior management . . ., page 35

6.                                      Please revise your risk factor to identify the additional members of your senior management upon which you are highly dependent.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 35 of Revision No. 1 as requested.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

September 15, 2014

Page Three

Use of Proceeds, page 47

7.                                      Please expand your disclosure to include the approximate amount you plan to allocate to each of the clinical studies for TRC105 that you expect to fund with the proceeds. Additionally, please disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of Revision No. 1 as requested. The Company will provide the approximate amount of proceeds to be allocated to each of the bulleted expenditures in a future pre-effective amendment to the Registration Statement once estimated offering proceeds have been determined.

8.                                      Please expand your disclosure to include the approximate amount you plan to allocate to each of the clinical studies for TRC102 that you expect to fund with the proceeds. For each study disclose the related indication. Additionally, please disclose whether you expect the applicable proceeds will be sufficient to fully fund each clinical trial or state what aspects of such trials you will be able to accomplish using the applicable proceeds.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 47 and 48 of Revision No. 1 as requested. The Company will provide the approximate amount of proceeds to be allocated to each of the bulleted expenditures in a future pre-effective amendment to the Registration Statement once estimated offering proceeds have been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Determination of the fair value of common stock, page 63

9.                                      We may have additional comments on your accounting for stock compensation or any beneficial conversion features once you have disclosed an estimated offering price. Please provide us with a quantitative and qualitative analysis explaining the difference between the estimated offering price and the fair value of each equity issuance through the date of effectiveness for the preceding twelve months.

Response:  The Company acknowledges the Staff’s comment and will supplementally provide the quantitative and qualitative analysis requested promptly after an estimated offering price has been determined.

Business
Overview, page 73

10.                              Please expand your disclosure to briefly explain the VEGF pathway.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 75 of Revision No. 1 as requested.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

September 15, 2014

Page Four

11.                               We note on page 55 that you anticipate that NCI will complete ongoing Phase 2 clinical trials of TRC105 and may initiate other Phase 2 clinical trials in addition to the Phase 2 clinical trials of TRC105 that you are sponsoring. You also expect that Phase 2 clinical trials of TRC102 will be completed with NCI funding. If merited by Phase 2 data, you anticipate that NCI will sponsor Phase 3 clinical trials in additional indications. Please expand your disclosure to include any basis for your expectation that NCI will sponsor future clinical trials and any correspondence between you and NCI regarding its plans to sponsor your future clinical trials.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 4, 56, 75, 77, 78 and 105 of Revision No. 1 as requested.

Completed Clinical Trials of TRC105, page 85

12.                               For each of your completed clinical trials, we note that you discuss efficacy related results. Please expand your disclosure to include the primary endpoints and any secondary endpoints, and conclusions as to statistical significance of all primary and secondary endpoints discussed. Alternatively, if no statistical analysis was performed please disclose that also.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 88-93 of Revision No. 1 as requested.

Completed Phase 1 Clinical Trial, page 98

13.                               Please expand your disclosure to include the primary endpoints and any secondary endpoints, and conclusions as to statistical significance of all primary and secondary endpoints discussed. Alternatively, if no statistical analysis was performed please disclose that also.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 103 of Revision No. 1 as requested.

Collaboration and License Agreements, page 100

14.                               We note that you are collaborating with NCI. Please expand your disclosure under a separate caption to discuss the terms of this collaboration, whether written or unwritten. Please include all of the material terms agreed to by the parties. This includes, but is not limited to:

•                  payment terms, including royalties owed;

•                  prior payments;

•                  the relevant intellectual property covered and rights conveyed as to such property;

•                  the duration of the agreement; and

•                  the material termination provisions.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

September 15, 2014

Page Five

Additionally, if applicable, please file any agreements as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 108 and 109 of Revision No. 1 as requested.  In addition, the Company has filed the agreements relating to its collaboration with NCI as exhibits to the Registration Statement.

License Agreement with Santen, page 100

15.                               We note that Santen will be required to pay tiered royalties on net sales ranging from high single digits to low double digits. Please revise your disclosure of the terms of your license agreement with Santen to more narrowly identify the range of potential royalties you may be obligated to pay to Santen under the agreement. Please ensure that your disclosed range of royalties is within a ten-percent range (e.g., “10-20%,” “single digits,” “teens,” “twenties,” as applicable).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 59, 105 and F-23 of Revision No. 1 as requested.

License Agreement with Roswell Park Cancer Institute and Health Research Inc., page 101

16.                               Please disclose how long, at a minimum, the royalty term of the RPCI license will remain in effect given the patents currently outstanding in each material jurisdiction.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 73 and 106 of Revision No. 1 as requested.

License Agreement with Case Western, page 101

17.                               Please disclose the minimum annual royalty payment under the Case Western license agreement.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 107 of Revision No. 1 as requested.

License Agreement with Lonza Sales AG, page 102

18.                               Please disclose the annual lump sum payment under the Lonza license agreement that you will be required to pay in the event that you or a strategic partner or collaborator manufactures the TRC105 product.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM

September 15, 2014

Page Six

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 74 and 108 of Revision No. 1 as requested.

Notes to Financial Statements
7. Collaboration, F-22

19.                               Regarding the license agreement with Santen, please disclose the following:

•                  When each identified deliverable was or will be delivered. Refer to ASC 605-25-50- 2.c.;

•                  Why each deliverable does not qualify as a separate unit of accounting. Refer to ASC 605-25-50-2.f.;

•                  The estimated development period over which revenue is being recognized. Refer to ASC 605-25-50-2.g.;

•                  A description of each milestone and related contingent consideration and whether each is considered substantive. Refer to ASC 605-28-50-2b. and c.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-23 of Revision No. 1 as requested.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of the Registration Statement and Revision No. 1 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding Revision No. 1 or this response letter to me at (858) 550-6049.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:                                Charles P. Theuer, M.D., Ph.D., TRACON Pharmaceuticals, Inc.

H Casey Logan, TRACON Pharmaceuticals, Inc.

Sean M. Clayton, Esq.

Kristin E. VanderPas, Esq.

4401 EASTGATE MALL, SAN DIEGO, CA 92121  T: (858) 550-6000  F: (858) 550-6420  WWW.COOLEY.COM